

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Deanne Miller
COO, General Counsel & Company Secretary
IMMUTEP Ltd
311 West 43rd Street
12th Floor
New York, NY 10036

  Re: IMMUTEP Ltd
    Registration Statement on Form F-3
    Filed January 14, 2019
    File No. 333-229224

Dear Ms. Miller:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Todd Schiffman at 202-551-3491 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance